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FOR IMMEDIATE RELEASE

CONTACT:
WILLIAM HEALEY (CEO, SMARTFLEX)
JOHN HOHENER (CFO, SMARTFLEX)
714-838-8737

                      SMARTFLEX ANNOUNCES EARLY TERMINATION

                 OF THE WAITING PERIOD FOR ACQUISITION BY SATURN

         TUSTIN, CALIFORNIA -- JULY 28, 1999--SMARTFLEX SYSTEMS, INC. (NASDAQ:
SFLX) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the acquisition of shares of common stock of Smartflex by Saturn Electronics & Engineering, Inc. was terminated early and that neither the Federal Trade Commission nor the Antitrust Division of the United States Department of Justice has requested additional information in connection therewith. Accordingly, the condition of the tender offer relating to the expiration of the applicable Hart-Scott-Rodino waiting period has been satisfied. Pursuant to a merger agreement among the companies, SSI Acquisition has offered $10.50 in cash per share for all issued and outstanding stock of Smartflex. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, August 11, 1999, unless extended.

         Based in Tustin, California and founded in 1985, Smartflex is an electronics manufacturing services (EMS) expert in precision, automated manufacturing. The services of Smartflex optimize and accelerate product realization - the process from product concept through volume manufacturing.

         Saturn, whose corporate headquarters are located in Auburn Hills, Michigan, is a privately-held company providing electronic and electromechanical systems for automotive and non-automotive applications. Since its inception in 1985, Saturn has filled a niche in the electronics marketplace by offering innovative products and solutions to Fortune 500 firms. Saturn is well known for its flexible and high-reliability manufacturing, and is positioned as a full-service global supplier to the automotive, commercial and defense markets.

                                      # # #

This release contains forward-looking statements, including each statement of management's opinions, expectations, plans, and objectives for future operations that involve risks and uncertainties. Actual results could differ materially from these expectations as a result of various factors, and therefore we caution investors against ascribing undue weight thereto. The factors include, but are not limited to, the ability to effectively identify, investigate, conclude, integrate and manage acquisitions or large-scale projects, to manage the transition of manufacturing operations, qualification of manufacturing processes, efficient utilization of manufacturing facilities and financial resources, the ability to retain and attract qualified personnel, international currency fluctuations, and future financial, economic, competitive and market conditions and their potential direct or indirect effect, including cancellations of orders included in backlog. These and other factors are also discussed in Smartflex Systems' 10-K, 10-Q and other filings made previously or from time to time with the Securities and Exchange Commission